John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

September 18, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Roku, Inc.
Registration Statement on Form S-1
Filed September 1, 2017
File No. 333-220318

Ladies and Gentlemen:

On behalf of Roku, Inc. (the “Company”), we are providing this letter in response to a comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 11, 2017 with respect to the Company’s Registration Statement on Form S-1, filed on September 1, 2017. The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-1, which includes changes that reflect the Comment (the “Registration Statement”).

Set forth below are the Company’s responses to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s response correspond to the page numbers of the Registration Statement, as filed on the date hereof.

General

1.	We note your recently-announced plans to launch your own ad-supported movie channel on your platform called “The Roku Channel.” Please update your disclosure to provide details about this new channel, such as whether a revenue sharing agreement exists, and include any material information concerning how the Company plans to partner with content providers. Similarly, disclose any related risks, such as those associated with the Company managing its own programming and licensing content from other publishers.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 20, 21 and 94 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

September 18, 2017

Page Two

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comment.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Stephen H. Kay, Roku, Inc.
David Oh, Roku, Inc.
Mark P. Tanoury, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com